Mail Stop 3720

February 23, 2006


Mr. Stuart P. Dawley, Esq.
AirNet Communications Corporation
3950 Dow Road
Melbourne, Florida 32934

	Re: 	AirNet Communications Corporation
Registration Statement on Form S-3
Filed January 25, 2006
File No. 333-131280

Dear Mr. Dawley,

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In your response letter, advise whether or not Laurus has paid, and you have irrevocably received, all cash proceeds described under any financing agreement with Laurus, whether subject to an escrow
agreement or otherwise.    Please note that registration for the
resale of the common stock underlying the convertible note is not permitted until the private placement of the notes is complete. See
Interpretation 3.S of our March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations, publicly available on our website at www.sec.gov.

Closing Statement

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

          Please contact William Bennett, Staff Attorney, at (202) 551-3389 or Kathleen Krebs, Special Counsel, at (202) 551-3810 with any questions.


Sincerely,




	Larry Spirgel
      Assistant Director


cc:	John G. Igoe, Esq.
	Fax:  (561) 655-8719


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Mr. Stuart P. Dawley, Esq.
AirNet Communications Corporation
February 23, 2006
p. 1